EXHIBIT 15


Cambridge Antibody Technology Group plc                 Oxford Glycosciences plc
Milstein Building                                                      The Forum
Granta Park                                                       86 Milton Park
Cambridge                                                               Abingdon
CB1 6GH                                                             Oxfordshire
                                                                        OX14 4RY


22 January 2003

Dear Sirs,

Project Boat

1. In this letter "Bidder" means Cambridge Antibody Technology Group plc, "Target" means Oxford Glycosciences plc, "Party" means either Bidder or Target and "Parties" means both of them. Also, in this letter, "Transaction" means the proposed combination of Target with Bidder which is to be effected by way of a scheme of arrangement substantially on the terms and subject to the conditions set out in the attached draft press announcement (subject to any modification thereto as may be agreed between any director of Bidder and any director of Target, and together with any such additional terms and conditions as may be required to comply with the requirements of the Listing Rules made by the competent authority under the Financial Services and Markets Act 2000 or the rules and regulations of London Stock Exchange plc or the City Code on Takeovers and Mergers).

2. In consideration of their mutual obligations under this letter, the Parties agree as follows:

      (a) the Target shall pay to the Bidder (pound)1,096292, forthwith, in the event that:

            (i) the Target's shareholders fail to pass any shareholder resolution required to implement the Transaction; or

            (ii) the Target's board of directors fails to recommend or withdraws or modifies its recommendation of the Transaction or fails to take any steps which are necessary to implement the Transaction (including failing to put any shareholders resolutions to the vote or adjourning or permitting the adjournment of any meetings at which such resolutions are to be put);

            except where the provisions of clause 4 of the Transaction Agreement between Target and Bidder dated 22 January 2003 (the "Transaction Agreement") apply; and

      (b) the Bidder shall pay to the Target (pound)1,096292, forthwith, in the event that:

            (i) the Bidder's shareholders fail to pass any shareholder resolution required to implement the Transaction; or

            (ii) the Bidder's board of directors fails to recommend or withdraws or modifies its recommendation of the Transaction or fails to take any steps which are necessary to implement the Transaction (including failing to put any shareholders resolutions to the vote or adjourning or permitting the adjournment of any meetings at which such resolutions are to be put);

      except where the provisions of clause 4 of the Transaction Agreement apply.

3. No delay in exercising or non-exercise of any right, power or remedy provided by law or under or in connection with this letter shall impair, or otherwise operate as a waiver or release of, that right, power or remedy.

4. If all or any part of any provision of this letter shall be or become illegal, invalid or unenforceable in any respect, then the remainder of that provision and/or all other provisions of this letter shall remain valid and enforceable and the remaining obligations of the parties under this letter shall not be affected or impaired.

5. This letter shall be governed by and construed in accordance with the laws of England.

Yours faithfully,


/s/ [ILLEGIBLE]
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Director for and on behalf of Cambridge Antibody Technology Group plc



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Director for and on behalf of Oxford Glycosciences plc